Form C-TR

The Company last offered securities pursuant to Regulation Crowdfunding on November 16, 2023. Since then, the Company has filed Form C-AR reports for the year 2023, 2024, and 2025. As of the end of 2025, the Company had $1,993,112.34 total assets.

Based on the foregoing facts, pursuant to 17 CFR 227.202(b)(3) the Company qualifies to terminate its ongoing reporting requirements and is filing this Form C-TR with the SEC to terminate our ongoing reporting.

The Company will not file Form C-AR for the year 2026 or after unless it again offers and sells securities pursuant to Regulation Crowdfunding.

Sincerely,

 /s/ Brock Heasley
Manager